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                                                   EXHIBIT 99.1

Immediately

M.A. Hatfield (414) 765-7809


DAVID L. ANDREAS, FORMER CEO OF NATIONAL CITY BANCORPORATION,
JOINS MARSHALL & ILSLEY CORPORATION BOARD OF DIRECTORS

     Milwaukee, Wisconsin - September 18, 2001

     Marshall & Ilsley Corporation today announced David L. Andreas, former Director, President and Chief Executive Officer of National City Bancorporation and National City Bank of Minneapolis, has joined the board of directors of Marshall & Ilsley Corporation (M&I). M&I completed its merger with National City Bancorporation (National City), a Minneapolis, Minnesota-based bank holding company, on August 1, 2001.

     "We are pleased to welcome David Andreas as a member of Marshall & Ilsley Corporation's board of directors," said James B. Wigdale, chairman, Marshall
& Ilsley Corporation. "His knowledge of the banking industry, and the Minnesota market in particular, will be a valuable addition to our board."

     Andreas's 24-year career at National City began in 1977 when he was hired as a commercial loan trainee. He became a director in 1980 and was elected Chairman of the Board in 1987.

     Andreas earned a bachelor of arts degree in sociology from the University of Denver and a master of arts degree from Minnesota State University, Mankato, in anthropology. He completed the Prochnow Graduate School of Banking Program at the University of Wisconsin.

     David Andreas's community involvement includes serving as a trustee for Breck School, the Minneapolis College of Art and Design, and Si Tanka/Huron University. He serves on the board of directors for the Center for Ethical Business Cultures and the Financial Services Roundtable. He is a Director and Treasurer of Children's HeartLink, an international medical charity, and is director and Finance and Committee Chair for the Minnesota Center for Victims of Torture.

     Marshall & Ilsley Corporation (NYSE: MI) is a diversified financial services corporation headquartered in Milwaukee, Wisconsin with $25.9 billion in assets. Founded in 1847, M&I has the largest banking presence in Wisconsin with 213 offices throughout the state. In addition, M&I has 25 locations throughout Arizona and in Minneapolis, Minnesota; Las Vegas, Nevada; and Naples, Florida. M&I also provides trust and investment management, equipment leasing, mortgage banking, financial planning, investments, insurance services and data processing from offices throughout the country and on the Internet (www.mibank.com or www.micorp.com). M&I's customer-based approach, internal growth and strategic acquisitions have made M&I a nationally recognized leader in the financial services industry.